

July 29, 2022

Alice Chang
Chief Executive Officer
Perfect Corp.
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231, Taiwan

> **Re: Perfect Corp.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 8, 2022**
> **File No. 333-263841**

Dear Ms. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
We have minted and may further mint NFTs..., page 78

1.   We note the statements in the risk factor on page 78 that the legal test for determining whether a particular crypto asset is a security "evolves over time" and that the "SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Alice Chang
Perfect Corp.
July 29, 2022
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors Affecting the Results of Operations</u>
<u>Our ability to monetize our services, page 237</u>

2.   Please further revise to clarify that the 65.4% of total revenue in 2021 is the percentage of brand revenue to total revenue. Also, disclose the percentage of revenue generated by Key Customers, percentage of revenue from brands generated by key customers, and percentage of brand revenue to total revenue for each period presented, to add context to the discussion.

3.   We note in response to prior comment 11 you indicate the percentages of revenue from non-Key Customer brands, consumers subscribing for premium value-added functions in your mobile apps, and advertisement network service providers. Please revise your disclosures here to include these percentages for each period presented. Further, disclose the MAUs used to monitor the mobile app subscription business and tell us your consideration for disclosing the number of subscriptions for each period. Also, consider providing the information requested here and in the comment above in a table for easier reference and comparison.

<u>Notes to Unaudited Condensed Financial Statements</u>
<u>Note 8 Subsequent Events, page F-38</u>

4.   Please revise to disclose the June 2022 Note as described on page 188.

<u>General</u>

5.   We note your response to comment 10 and have the following comments:
  •   Please describe in greater detail how the NFTs operate (i.e., how do consumers use them) and the use case for the NFTs in the context of a "virtual try-on" for fashion and beauty products. Please also explain why you refer to these products as NFTs when they appear to be fungible given the quantities of each that are minted.
  •   Please supplementally provide us with a more detailed description of the subscription service you intend to offer when you deploy the SaaS module. Please also explain to us how you will operate this service to ensure that NFTs minted through the module will not be securities and, therefore, that you are not facilitating, or causing you to engage in, transactions in unregistered securities.

Alice Chang
Perfect Corp.
July 29, 2022
Page 3

   You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology